January 23, 2025

Sung Hyuk Lee
Chief Executive Officer
Harvard Ave Acquistion Corporation
3rd Floor, 166 Yeongsin-ro
Yeongdengpo-gu, Seoul, 07362
Republic of Korea

       Re: Harvard Ave Acquistion Corporation
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted January 7, 2025
           CIK No. 0002042460
Dear Sung Hyuk Lee:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 12, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted January 7, 2025
Cover Page

1. We note your response to prior comment 3 and reissue. Where you provide cross-
       references to the locations of related disclosures in the prospectus for each of compensation and securities issuance, dilution, and conflicts of interest, please revise to highlight each cross-reference by prominent type or in another manner. See Items
       1602(a)(3), (4), and (5) of Regulation S-K.
 January 23, 2025
Page 2
Prospectus Summary
Our Sponsor, page 3

2. We note your response to prior comment 5. Please further expand your disclosure outside of the compensation table on page 5 to describe the extent to which the private placement warrants may result in a material dilution of the purchasers' equity interests, including that such warrants may be converted from loans from the sponsor.
       See Item 1602(b)(6) of Regulation S-K.
Proposed Business
Our Sponsor, page 89

3. We note your response to prior comment 19 and reissue. Please revise the table on page 92 to disclose the lock-up agreement with the underwriter. See Item 1603(a)(9)
       of Regulation S-K.

       Please contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if
you have questions regarding comments on the financial statements and related matters.
Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Ze   -ev D. Eiger, Esq.